Material Change Report


Item 1         Reporting Issuer

               Vasogen Inc.
               2155 Dunwin Drive
               Mississauga, Ontario
               L5L 4M1

Item 2         Date of Material Change

               July 2, 2003

Item 3         Press Release

               A press release with respect to the material change described herein was issued on July 3, 2003 via Canada NewsWire and filed on SEDAR.

Item 4         Summary of Material Change

               Vasogen Inc. ("Vasogen") completed a private placement offering of 9.375 million common shares ("Common Shares") in the capital of Vasogen for aggregate gross proceeds of US$37.5 million.

Item 5         Full Description of Material Change

               Vasogen, a developer of immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases, completed a private placement totaling US$37.5 million, resulting in the issuance of 9.375 million shares at a price of US$4.00 per share. Participants in the private placement included strategic and financial investors, including Quest Diagnostics, WPG Farber Fund, AIG Global Investment, China Development Industrial Bank, George Weiss Associates, Knott Partners, Oakmont Corporation, Straus Asset Management, Sceptre Investment Counsel, and AGF Management. Needham & Company acted as placement agent for the offering.

               Vasogen intends to use the net proceeds of this offering to support the completion of pivotal phase III clinical trials of its immune modulation therapy in chronic heart failure and peripheral arterial disease, to advance a new technology for neuro-inflammatory disorders into clinical development, and for general corporate purposes. Net proceeds raised through the offering, combined with current funds, provide Vasogen with approximately US$54.8 million (Cdn$74.1 million) in cash resources.

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Item 6         Reliance on Confidentiality Provisions

               Not applicable.

Item 7         Omitted Information

               Not applicable.

Item 8         Senior Officers

               For further information contact Christopher Waddick, Vice-President, Finance, Chief Financial Officer, Secretary and Treasurer at 905-569-9065.


The foregoing accurately discloses the material change referred to herein.


DATED at Toronto, Ontario, this 8th day of July, 2003.


                                                       VASOGEN INC.


                                                             /s/ Geofrey Myers
                                                             -------------------
                                                       By:   Geofrey Myers
                                                             Assistant Secretary